GENCO RESOURCES LTD.
Consolidated Financial Statements
As at December 31, 2007

999 West Hastings, Suite 550, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX: GGC

AUDITORS' REPORT

To the Shareholders of Genco Resources Ltd.:

We have audited the consolidated balance sheets of Genco Resources Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
April 3, 2008

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$
Assets
Current assets
Cash	12,556,146	2,184,209
Accounts receivable	567,372	960,855
Taxes receivable	1,918,349	777,460
Inventory (Note 4)	708,447	481,821
Prepaid expenses and deposits	419,093	399,128
	16,169,407	4,803,473

Mineral property interests (Note 5)	45,975	44,974
Property, plant, and equipment (Note 6)	29,807,280	17,596,628
Future income tax (Note 12)	-	407,340

	46,022,662	22,852,415

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,130,633	2,695,089
Current portion of long term debt (Note 7)	664,325	582,650
	4,794,958	3,277,739

Long term debt (Note 7)	1,411,800	1,992,789
Asset retirement obligation (Note 8)	214,109	171,057
Future income tax (Note 12)	1,482,775	1,249,336

	7,903,642	6,690,921
Shareholders' equity
Share capital (Note 9)	43,352,639	21,357,790
Contributed surplus (Note 9)	7,638,029	1,936,985
Retained earnings (deficit)	(12,871,648)	(7,133,281)
	38,119,020	16,161,494

	46,022,662	22,852,415

Nature of operations (Note 1), subsequent events (Note 14), and contingency (Note 18).

On behalf of the board of directors:	"Robert Gardner"	"Richard Hughes"
	Director	Director

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the 12 Months Ended December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$

Sales	6,212,545	8,568,324
Cost of sales	6,079,927	5,600,743
Gross profit	132,618	2,967,581

Operating expenses
Administration expenses	4,085,402	1,824,602
Stock-based compensation (Note 9)	1,240,485	1,666,470
	5,325,887	3,491,072

Operating income (loss)	(5,193,269)	(523,491)

Other income (expense)
Accretion on long term debt	(107,940)	(119,072)
Gain (loss) on sale of property	-	(5,105)
Interest and other income	334,628	48,281
	226,688	(75,896)

Net income (loss) before tax	(4,966,581)	(599,387)

Income tax expense (Note 10)
Current	131,007	51,009
Future	640,779	841,996
	771,786	893,005

Net income (loss)	(5,738,367)	(1,492,392)
Retained earnings (deficit), beginning	(7,133,281)	(5,640,889)

Retained earnings (deficit), ending	(12,871,648)	(7,133,281)

Earnings (loss) per share
Basic	(0.16)	(0.05)
Fully diluted	(0.15)	(0.05)

Weighted average number of common shares outstanding
Basic	36,415,304	28,322,405
Fully diluted	37,638,305	30,802,801

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the 12 Months Ended December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$
Cash provided by (used for) operating activities
Net income (loss)	(5,738,367)	(1,492,392)
Adjustments
Accretion on long term debt	107,940	119,072
Amortization and accretion	975,160	769,886
Future income tax	640,779	841,996
Loss on disposal of property	-	5,105
Stock-based compensation (Note 9)	1,240,485	1,666,470
	(2,774,003)	1,910,137
Changes in non-cash working capital (Note 11)	448,966	(149,275)
	(2,325,037)	1,760,862

Cash provided by (used for) investing activities
Deferred exploration and development	(9,792,537)	(3,483,174)
Mine development changes in accounts payable	(7,419)	737,616
Mineral properties	(1,001)	(1,499)
Other investments	-	-
Purchase of property, plant, and equipment	(3,350,223)	(2,261,660)
	(13,151,180)	(5,008,717)

Cash provided by (used for) financing activities
Long term debt principal repayments	(594,229)	(564,222)
Shares issued for cash (less costs)	26,455,408	5,271,529
	25,861,179	4,707,307

Increase (decrease) in cash during the period	10,384,962	1,459,452
Effect of changes in foreign exchange rates	(13,025)	-
Cash, beginning	2,184,209	724,757

Cash, ending	12,556,146	2,184,209

Supplementary cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

1.	Nature of Operations

Genco Resources Ltd. (“Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at C$1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at C$0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of US$500,000 each in cash. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

During the years ended December 31, 2007 and 2006, the Company experienced operating losses and negative operating cash flows, operations of the Company having been primarily funded by the issuance of share capital. Continued operations are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	December 31	December 31
	2007	2006
	$	$

Deficit	(12,871,648)	(7,133,281)
Working capital	11,374,449	1,525,734

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

a)	Basis of Presentation (continued)

The Company is in the process of exploring, developing, and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)	Cash and Cash Equivalents

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less.

c)	Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

d)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine.

e)	Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:
Automotive equipment	25.00%
Buildings	5.00%
Computer equipment	30.00%
Furniture and fixtures	10.00%
Leasehold improvements	20.00%
Mine equipment	12.00%
Mine infrastructure	Unit of production basis

Declining balance:
Computer equipment	30.00 % to 45.00%
Office equipment	20.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

e)	Property, Plant, and Equipment (continued)

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

f)	Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. The Company uses the temporal method of foreign currency translation. Under the temporal method, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

g)	Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

h)	Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

i)	Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

j)	Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

k)	Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

l)	Provision for Asset Retirement Obligation

On January 1, 2003, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.	Adoption of New Accounting Policies

Effective January 1, 2007 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); “Financial Instruments – Recognition and Measurement” (Section 3855), “Financial Instruments – Disclosure and Presentation” (Section 3861), and “Comprehensive Income” (Section 1530). These new standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances.

a)	Financial instruments – Recognition and Measurement – Section 3855

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments. Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

3.	Change in Accounting Policies (continued)

a)	Financial instruments – Recognition and Measurement – Section 3855 (continued)

i)	Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values. Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

ii)	Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of held-to- maturity financial assets are included in earnings.

Currently, the company has no held-to-maturity financial assets.

iii)	Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables and deposits as loans and receivables, which are accordingly measured at amortized cost. Due to their short-term natures, the fair values of loans and receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

iv)	Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value. Any gains or losses arising from the change in fair value are recorded as other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

Currently, the company has no available-for-sale financial assets.

v)	Other financial liabilities

Financial liabilities that are not classified as held for trading are classified as other financial liabilities, and are carried at amortized cost using the effective interest method. Any gains or losses arising from the realization of other financial liabilities are included in earnings.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

3.	Change in Accounting Policies (continued)

a)	Financial instruments – Recognition and Measurement – Section 3855 (continued)

vi)	Other financial liabilities (continued)

The company has classified accounts payable and accrued liabilities and long-term debt as other financial instruments, which are accordingly carried at amortized cost. Due to its short-term nature, the fair value of accounts payable and accrued liabilities approximate their carrying value, and they are not subject to significant credit, foreign exchange or interest rate risk.

Long term debt consists of three instruments, one of which is a non-interest bearing promissory note of US$2,000,000 (December 31, 2006 - US$2,500,000). The promissory note has been recorded at its fair value based on equal payments of US$500,000 over eight years starting August 1, 2004 and discounted at 5% per annum.

b)	Financial instruments – Disclosure and Presentation – Section 3861

This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them. Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.

c)	Comprehensive income – Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income. Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity. The Company did not have any transactions during the yea ended 2007 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

d)	Risk management

Because the financial instruments are not subject to significant foreign exchange or interest rate risk, the company has not adopted risk management policies.

i)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

3.	Change in Accounting Policies (continued)

d)	Risk management (continued)

ii)	Credit Risk (continued)

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, prepaid expenses and deposits, and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

4.	Inventory

	December 31	December 31
	2007	2006
	$	$

Concentrate	311,735	117,879
Major spares	115,942	—
Parts and supplies	280,770	363,942
	708,447	481,821

5.	Mineral Property Interests

	December 31	December 31
	2007	2006
	$	$

Oest Property	25,975	24,974
Transvaal Property	20,000	20,000
	45,975	44,974

Oest Property - Lyon County, Nevada, USA

The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company spent $1,001 maintaining these claims during the twelve months ended December 31, 2007 (December 31, 2006 - $1,499).

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the twelve months ended December 31, 2007 (December 31, 2006 – Nil).

As of December 31, 2007, the Company still maintains the properties in good standing for further exploration and development or potential sale.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

6.	Property, Plant, and Equipment

	December 31, 2007
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	453,592	171,114	282,478
Buildings	1,124,566	207,324	917,242
Computer equipment	160,142	62,314	97,828
Furniture and fixtures	114,867	37,418	77,449
Leasehold improvements	140,238	45,112	95,126
Mine equipment	4,925,804	753,496	4,172,308
Mine infrastructure	14,647,537	1,308,312	13,339,225
Mine reclamation	122,132	22,423	99,709
	21,688,878	2,607,513	19,081,365
Work in progress
Construction	2,797	—	2,797
Exploration	10,723,118	—	10,723,118
	10,725,915	—	10,725,915

	32,414,793	2,607,513	29,807,280

	December 31, 2006
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	220,220	121,519	98,701
Buildings	930,277	173,556	756,721
Computer equipment	103,576	56,965	46,611
Furniture and fixtures	63,258	30,724	32,534
Leasehold improvements	44,250	34,663	9,587
Mine equipment	1,881,007	551,861	1,329,146
Mine infrastructure	11,794,987	718,012	11,076,975
Mine reclamation	120,948	21,779	99,169
	15,158,523	1,709,079	13,449,444
Work in progress
Construction	128,980	—	128,980
Equipment not amortized	235,073	—	235,073
Exploration	3,783,131	—	3,783,131
	4,147,184	—	4,147,184

	19,305,707	1,709,079	17,596,628

During the year ended December 31, 2007 the company recorded amortization of $975,160 (2006 - $769,886).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

7.	Long Term Debt

Long term debt consists of the following instruments:

a)	La Guitarra acquisition promissory note

Pursuant to the acquisition of La Guitarra, the Company agreed to pay US$4,000,000 (C$5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2008 is C$498,150 and is recorded as a current liability. Principal payments due over the next five years are US$2,000,000.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

b)	Equipment loan 1

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$8,523 (C$8,421) principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$137,500 (C$135,863).

c)	Equipment loan 2

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$6,956 (C$6,876) principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$112,213 (C$110,877).

	December 31	December 31
	2007	2006
	$	$

La Guitarra acquisition promissory note	1,788,497	2,575,439
Equipment loan 1	160,102	—
Equipment loan 2	127,526	—
	2,076,125	2,575,439
Less: current portion	664,325	582,650
	1,411,800	1,992,789

8.	Provision for Asset Retirement Obligation

	December 31	December 31
	2007	2006
	$	$

Balance, beginning	171,057	198,542
Accretion expense for the period	20,499	7,421
Change in estimate	22,553	(34,906)
Balance, ending	214,109	171,057

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

8.	Provision for Asset Retirement Obligation (Continued)

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2007, the Company’s undiscounted future asset retirement obligation estimate was $1,443,460. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The present value of the provision has been calculated using a risk-free discount rate.

9.	Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
Issued and outstanding:	Common Shares	$	$

Balance, December 31, 2005	25,917,855	15,740,114	616,662
Exercise of stock options	744,872	966,674	(346,147)
Exercise of warrants	4,616,001	4,651,002	—
Stock-based compensation	—	—	1,666,470

Balance, December 31, 2006	31,278,728	21,357,790	1,936,985
Private placement	6,666,666	18,175,723	5,189,333
Exercise of stock options	1,036,155	2,208,958	(728,775)
Exercise of warrants	1,789,075	1,610,168	—
Stock-based compensation	—	—	1,240,486

Balance, December 31, 2007	40,770,624	43,352,639	7,638,029

During the year ended December 31, 2007 the Company issued 6,666,666 units at $3.75 per unit for total proceeds of $25,000,000. Each unit consisted of one common share and one half share purchase warrant entitling the holder to acquire one additional common share for $5.25 for a period of two years.

a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 65%, an annual risk free interest rate ranging from 4.00% to 4.25% and vesting over various periods from immediately to 5 years. The fair value of the stock options granted during the year ranged from $1.40 to $1.85 (2006 - $0.84 to $1.18) per stock option. As of December 31, 2007 2,208,374 (2006 – 1,747,474) stock options were exercisable.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

9.	Share Capital (continued)

a)	Options (continued)

A summary of the Company's options at December 31, 2007 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2005	2,183,194	0.86
Granted	1,637,932	2.07
Exercised	(744,872)	0.83
Expired or cancelled	(13,750)	1.15

Balance, December 31, 2006	3,062,504	1.51
Granted	719,000	3.43
Exercised	(1,036,155)	1.43
Expired or cancelled	(124,250)	2.14

Balance, December 31, 2007	2,621,099	2.04

b)	Warrants

A summary of the Company's warrants at December 31, 2007 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2005	6,405,076	0.98
Exercised	(4,616,001)	1.01

Balance, December 31, 2006	1,789,075	0.90
Granted	3,733,333	5.25
Exercised	(1,789,075)	0.90

Balance, December 31, 2007	3,733,333	5.25

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

10.	Income Tax

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006.

	December 31	December 31
	2007	2006
	$	$

Net income (loss) before tax	(4,966,581)	(599,387)
Income tax rate	34.12%	34.12%
Expected income tax expense (recovery) at above rates	(1,694,597)	(204,511)
Increase (decrease) due to:
Impact of lower statutory rates on foreign subsidiaries	(37,862)	(153,992)
Non-deductible stock compensation expense	423,253	568,600
Non-deductible accretion on long term debt	36,829	40,627
Non-deductible expenses	13,502	13,147
Effect of the expiry of tax losses	(26,932)	(26,308)
Write down of previously recognized future income tax asset	407,340	—
Valuation allowance	1,650,253	654,247

Provision for income taxes	771,786	891,810

	December 31	December 31
	2007	2006
The provision for income taxes consists of:	$	$

Current income taxes	131,007	51,009
Future income taxes	640,779	840,801
	771,786	891,810

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided. Subsequent to the year end the Canadian federal and provincial statutory income tax rate was decreased from 34.12% to 31.5% .

The following tables reflect future income tax assets and liabilities as at December 31, 2007 and 2006:

	December 31	December 31
	2006	2005
	$	$
Future income tax liabilities
Unclaimed non-capital losses	3,532,144	1,741,366
Accounting value of mineral properties in excess of tax	(5,034,893)	(3,038,598)
Non-deductible reclamation costs and other	19,974	47,896
	(1,482,775)	(1,249,336)

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

10.	Income Tax (continued)

	December 31	December 31
	2006	2005
	$	$
Future income tax assets
Non-capital loss carryforwards	2,983,925	1,741,011
Valuation allowance	(2,983,925)	(1,333,671)
	—	407,340

The Company has non-capital loss carryforwards expiring in the following years:

	Canada	Mexico	Total
	$	$	$

2008	86,180	—	86,180
2009	96,951	—	96,951
2010	297,849	—	297,849
2013	—	2,342,726	2,342,726
2014	894,865	2,082,431	2,977,296
2015	1,664,483	—	1,664,483
2016	—	1,174,369	1,174,369
2017	—	7,015,272	7,015,272
2026	1,472,346	—	1,472,346
2027	4,232,709	—	4,232,709
	8,745,383	12,614,798	21,360,181

11.	Changes in Non-Cash Working Capital

	December 31	December 31
	2007	2006
	$	$

Accounts receivable	393,483	268,966
Taxes receivable	(1,140,889)	(960,855)
Inventory	(226,626)	(96,151)
Prepaid expenses and deposits	(19,965)	(348,544)
Accounts payable	1,435,544	1,961,170
Other current liabilities	—	(236,245)
	441,547	588,341
Less: mine development
changes in accounts payable	(7,419)	737,616
	448,966	(149,275)

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

12.	Supplementary Cash Flow Information

	December 31	December 31
	2007	2006
	$	$

Interest received	277,350	48,280
Interest paid	8,684	—
Income taxes paid	—	51,009
Cash and cash equivalents	12,556,146	2,184,209

13.	Related Party Transactions

During the twelve month period ended December 31, 2007 the Company entered into contracts and paid $2,232,006 in consulting fees, management fees, and bonuses to directors and officers (December 31, 2006 - $386,152). Included in accounts payable at the year end is $1,750,000 owing to directors and officers of the Company (December 31, 2006: $14,035).

During the twelve month period ended December 31, 2007 directors and officers of the Company exercised 553,405 options ranging from $0.75 to $2.25 each and paid $636,620. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 each and paid $9,630.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

14.	Subsequent Events

The following events occurred subsequent to December 31, 2007:

a)	On January 18, 2008, the Company announced that effective January 21, 2008 its shares would no longer trade on the TSX Venture exchange and the Company’s shares would trade on the TSX.

b)

On February 4, 2008, the Company announced that it had entered into an agreement with Industrias Penoles S.A de C.V. to purchase the mining concessions in the Temascaltepec Mining District covering 354 hectares and an associated net smelter royalty. The consideration paid for the concessions and royalty was US$1,000,000 and 134,648 Genco common shares with a deemed value of US$400,000.

c)

On February 7, 2008, the Company announced that it had entered into an agreement with the community of Godines to purchase surface rights covering 420 hectares in the Temascaltepec Mining District. These surface rights cover parts of the La Guitarra, Nazareno and Coloso areas of the District. These surface rights cover the northwest portion of the outcropping Creston bulk tonnage target and the historic Nazareno Mine area.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

14.	Subsequent Events (continued)

d)

On March 14, 2008, the Company announced that it had made a strategic investment in Chief Consolidated Mining Company (“Chief”). Chief owns the past producing Burgin and Trixie mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District located in Utah, United States of America. The Company acquired approximately 65% of the outstanding shares of Chief for payment of approximately $4,900,000, which the Company believes to be the fair value of Chiefs assets. The Company also announced that it would into negotiations with Andover Ventures Inc. for the sale of all or part of its investment in Chief and its assets.

During 2001, the Environmental Protection Agency (“EPA”) placed Eureka Mills Superfund Site on the ‘National Priorities List’. According to the EPA, samples indicate that, approximately 150 acres of soil in the Town of Eureka, Utah, the location of Chief’s principal executive offices and operations, were contaminated with lead and, to a lesser extent, arsenic.

In February 2005, Chief agreed to a judgment and Consent Decree against it by the EPA in the amount of $60 million which will remain in effect until it has complied with all the requirements thereof. However, as explained below, such judgment will be satisfied by Chief complying with its material obligations under the Decree, namely:

i)

providing an annual report to the EPA each year for five years listing all insurance claims, the actions it is taking to recover the amounts and any recovery obtained until all such claims are exhausted;

ii)

using its best efforts to sell its property, other than any geologically prospective properties and the Burgin and Trixie Mines, and upon the sale of any such property, paying to the EPA 100% of the net sales proceeds up to $350,000 and 50% thereafter;

iii)	paying the EPA 15% of Chief’s net income in excess of $2 million during any calendar year until February 2010; and

iv)	paying the EPA 15% of any proceeds in excess of $2 million from a sale of Chief or all or substantially all of its assets.

e)

On March 25, 2008, the Company released the results of underground drilling in the San Rafael area of La Guitarra Mine. The Company also announced that it had commissioned the construction of an 800 sample per day assay lab. This new assay lab is expected to provide sufficient capacity for the planned expansion of operations at La Guitarra.

f)

On March 26, 2008, the Company announced the results of reconnaissance drilling in the Temascaltepec Mining District. Drilling was conducted on the Socorro vein system in the San Simon area and on the Jessica vein system in the Coloso Area.

g)

The Company granted 1,472,500 stock options to purchase common shares to directors, consultants, and employees of the Company. Each stock option is exercisable at a price of $4.00 for one common share for a period of five years.

15.	Economic Dependence

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at December 31, 2007 is $368,969 (December 31, 2006: $755,996) owing from Compania Minera Pena de Bernal.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

16.	Segmented Information

The Company has one reportable operating segment, being the acquisition and exploration and future development of mineral properties. All revenues and cost of sales relate to the sale of concentrate ore in Mexico.

The Company’s property and equipment and deferred costs by geographic location are as follows:

	December 31	December 31
	2007	2006
	$	$

Canada	1,806,166	256,469
United States	—	—
Mexico	28,001,114	17,340,159
	29,807,280	17,596,628

17.	Comparative Amounts

Certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.

18.	Contingency

The company has recorded value added tax receivable in Mexico in the amount of $1,636,453. Subsequent to December 31, 2008 the company received an assessment from the Service of Tax Administration advising that the refund was rejected. Management has appealed the decision and expects that the amount will be fully recoverable.

19.	Recent Accounting Pronouncements

This Section details recent accounting pronouncements that impact these and future financial statements.

a)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b)	Inventories

In March 2007, the AcSB approved a new standard with respect to inventories effective for fiscal years beginning on or after January 1, 2008. The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard is not expected to have a material impact on the Company’s earnings.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2007
(Expressed in Canadian dollars)

19.	Recent Accounting Pronouncements (continued)

c)	Capital Disclosures

As a result of new Section 1535, Capital Disclosures, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital. This Section is applicable for the fiscal year beginning on January 1, 2008.

d)	Disclosure and Presentation of Financial Instruments

New accounting recommendations for disclosure and presentation of financial instruments are effective for the Company beginning January 1, 2008. The new recommendations require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

e)	Goodwill and Intangible Assets

The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.